

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 5, 2016

Anthony S. Marucci
President and Chief Executive Officer
Celldex Therapeutics, Inc.
Perryville III Building
53 Frontage Road, Suite 220
Hampton, NJ 08827

> **Re: Celldex Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Response dated January 4, 2017**
> **File No. 333-214882**

Dear Mr. Marucci:

We have reviewed your response letter dated January 4, 2017 and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2016 letter.

Incorporation of Certain Documents by Reference, page 13
Incorporation of Certain Documents by Reference, ATM-13

1. We note your response to our prior comment two; however, despite the financial printer's error, Item 12(a)(1) of Form S-3 requires the specific incorporation by reference of your latest annual report on Form 10-K. Please revise these sections to incorporate by reference your Form 10-K filed on February 23, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at (202) 551-6553 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Anthony O. Pergola, Esq.
       Lowenstein Sandler LLP